FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on January 30th, 2019, regarding its financial results for the Fourth Quarter 2018 and the year-end.

Key highlights

‘The recently ended quarter was simply excellent for Banco de Chile. We achieved a net income of Ch$162 Bn. that resulted in a 20% ROAE. Once again, customer income continued to grow steadily by increasing 5% YoY, fostered by overall loan growth, the contribution of DDAs to our funding cost and also an increase in revenues from Sales & Structuring. Non-customer income grew significantly in the 4Q18, based on better YoY results from our trading portfolio, particularly on derivatives, and more favourable market factors exemplified by higher UF variation. In addition, risk expenses returned to mid-term levels after some non-recurrent effects seen last quarter while OpEx remained in line with our expectations when adjusted by one-time effects.

From the business viewpoint, the 4Q18 was also very positive. The momentum we have highlighted over the last quarters for commercial loans was confirmed this quarter, particularly among corporate customers, which resulted in volume growth of 3% QoQ and 11% YoY. Although this figured was, as usual, influenced by SME loans increasing 4% QoQ and 13% YoY, the wholesale banking segment also presented attractive expansion rates by posting advances of 3% QoQ and 9% YoY. The recovery of private investment and the dynamism shown by some economic sectors certainly supported this positive trend. For their part, consumer and mortgage loans keep on increasing progressively in line with the underlying forces supporting the consumption of durable goods. As a result, in the 4Q18 sales of consumer loans climbed 24% YoY while sales of mortgage loans boosted by 41% YoY. As for funding, DDAs posted an 8% YoY increase in the 4Q18, upheld by our focus on both checking accounts openings and customer service. This quarter we opened 30,000 new checking accounts, representing a 12% YoY increase. During the whole 2018, we added 118,000 new checking account holders to our customer base, which is up 26% when compared to 2017.

As for the FY2018, it was –perhaps– one of the most challenging periods we have faced over the last decade. However, we managed to lead the in net income attributable to equity holders for seventh year in a row by reaching Ch$595 Bn., which resulted in a 19% ROAE.

We expect to keep on leading the industry in key business metrics over the next years by innovating in our core business while taking advantage of business opportunities. Aligned with this view, it is a pleasure for me to announce that in January 2019 we entered into a 15-year strategic distribution agreement with Chubb Ltd. for life and non-life insurance products. This joint venture, which is still subject to approval of local regulators, pursues to enhance our bancassurance business by providing our customers with competitive and innovative insurance products while contributing to our aim of becoming the leader in all relevant businesses in which we participate.’

Eduardo Ebensperger – CEO

Financial Snapshot

(In billions of Ch$)

(1)         Includes Banchile Mutual Funds Management and Banchile Stock Brokerage

Financial Snapshot

(In billions of Ch$)

Economic Outlook

The Chilean economy had a strong recovery in 2018. In November, the GDP grew 4.1% YTD, posting the highest expansion since 2012. Therefore, the negative cycle evidenced in the last four years seems to be surpassed. It is important to highlight this recovery took place amid high volatility and uncertainty regarding the global economy, which suggests that a strengthened domestic economy is driving GDP growth.

Monthly GDP (Imacec) grew 3.1% YoY in November. As revealed by the latest available data (National Accounts will be released in March), GDP growth has been led by private investment, as reflected by capital goods imports growing at double-digit rates over the last quarters. Private consumption, in turn, has remained stable as a consequence of the weak growth of the real wage bill and the recent decline in consumer confidence. On a sequential basis, i.e. by isolating seasonal effects, GDP quarterly growth (annualized) increased to 3.3% in November from 0.9% in October, indicating more dynamism in the margin.

In regards to inflation, Chile’s CPI has been hovering around the 3.0% target set by the Central Bank. After rising to 3.1% in September, inflation rate declined to 2.6% in December as a consequence of the 0.1% monthly contraction in December. Core measures, however, continue increasing as denoted by IPCX (that excludes food and energy prices) went up 2.3% YoY from 2.2% in November while the non-tradable index rose 3.4% YoY. These figures indicate higher core pressures that are being mitigated by a slight appreciation of the Chilean peso (tradable inflation). In this scenario, headline inflation is likely to remain on current values over the next few months.

The Central Bank maintained the overnight rate in November and December at 2.75%. According to last Monetary Policy Report (released in December), following the normalization process started in October 2018, the Central Bank would gradually raise the interest rate in 2019 in order to move towards a 4.0% rate by the end of 2020. However, concerns regarding external conditions and lower than expected inflation in Chile could modify the Central Bank view on this matter.

Lastly, according to the Economic Expectations survey, analysts expect the GDP to grow 3.5% this year and 3.6% in 2020. Inflation is expected to be around 3.0% for both periods.

Regarding the banking industry, it had posted a 6.2% annual real growth in total loans as of Nov18. It is worth mentioning the significant change in commercial loans, which reached 6.2% as Nov18. This figure denotes an impressive recovery when compared to the annual contraction of 0.2% posted a year earlier. Likewise, consumer loans reflected trends observed in private consumption, while mortgage loans continue to grow although at lower rates.

In regards to net income, as of Nov18, the industry posted a bottom line of Ch$2,229 Bn., which represented a 5.5% annual increase when compared to the bottom line reached as of Nov17, mainly caused by an increment in operating revenues.

GDP Growth

(YoY)

Inflation & Unemployment Rate

(12m % change and %)

Loan Growth(1)

(12m% change as of Nov18, in real terms)

(1)    Figures do not include operations of subsidiries abroad.

Fourth Quarter Results

Operating Revenues

During the 4Q18 operating revenues posted a significant YoY increment of 16.6%, equivalent to Ch$71.9 Bn. This change was mainly related to an expansion of Ch$53.2 Bn. in non-customer income, followed by a growth of Ch$18.6 Bn. in customer income.

Main effects influencing revenues were:

•                 Higher income from treasury by nearly Ch$23.4 Bn. mainly as a result of the positive impact of Counterparty Value Adjustment (CVA) for derivatives by roughly Ch$22.8 Bn. as we began to recognize the Debit Value Adjustment, according to international accounting standards. To a lesser extent, this effect was amplified by higher gains from Trading, particularly in derivatives and FX management, and Sales & Structuring deals.

•                 Higher contribution of our UF net asset exposure by approximately Ch$12.6 Bn., caused by an UF increment of 0.76% in the 4Q18, as compared to the 0.53% increase in the 4Q17.

•                 An increase of roughly Ch$12.4 Bn. in operating revenues due to the positive impact of 5.6% Ch$ depreciation in the 4Q18 as compared to the appreciation of 3.7% in the 4Q17 on the USD asset position that hedges our exposure to USD–denominated expenses.

•                 An increment of Ch$9.2 Bn. in income from demand deposits, associated with the 9.7% growth in average balances in conjunction with an increase in local and international interest rates as compared to the 4Q17, principally concentrated in foreign currency.

•                 Other operating income increasing Ch$8.5 Bn. mostly explained by a reimbursement of approximately Ch$6.5 Bn. (~USD9.5 million), related to an insurance claim.

•                 Income from loans increasing Ch$5.4 Bn., associated with an expansion of 8.2% in average loans, which was focused on the retail banking segment registering a growth of 9.5%.

•                 Fee income increasing Ch$2.5 Bn. YoY as a result of higher revenues from: (i) insurance brokerage, with an increment of Ch$1.7 Bn., linked to a 13.1% YoY in average written premiums, and (ii) a YoY increase of Ch$0.9 Bn., in fees from mutual fund management as a result of portfolio rebalancing that produced an increase in fee-based income.

On a YTD basis, our operating revenues recorded a YoY increase of 9.6% or Ch$164.0 Bn. As mentioned, this expansion was mainly associated with an increment in both customer and non-customer income, including: (i) a positive inflation effect, equivalent to Ch$70.8 Bn. related to an increase in CPI as compared to a year ago, (ii) an increase of Ch$29.7 Bn. due to FX trends on our USD hedging position, (iii) a rise of Ch$26.6 Bn. in income from demand deposits, associated with a 8.5% YoY growth in average balances and higher interest rates, (iv) nearly Ch$20.0 Bn. of additional revenues from Trading and Sales & Structuring (including CVA), (v) higher income from loans by Ch$14.8 Bn. due to the rise in average balances focused on the retail banking segment, (vi) fees increasing Ch$12.3 Bn. steered by higher income from fees related to retail banking and products and services offered by subsidiaries. These positive factors were partially offset by lower income from funding & gapping and a decrease in revenues from our investment portfolio management given higher AFS sales in 2017 and unfavourable shifts in interest rates during 2018.

Operating Revenues

(In billions of Ch$)

	Quarters		Year End
	4Q17	4Q18	Dec-17	Dec-18

Net Interest Income	318.9	339.5	1,229.4	1,319.9
Net Fees and Commissions	86.5	88.9	347.7	360.0
Net Financial Operating Income	-32.1	83.3	-8.3	139.9
Foreign Exchange Transactions	50.8	-24.3	104.9	2.7
Other Operating Income	10.3	18.9	35.5	50.9
Total	434.3	506.2	1,709.3	1,873.3

Customer / Non-Customer Income

(In billions of Ch$)

Operating Revenues/Avg. Interest Earning Assets

* Estimated ratio for the 4Q18, based on public data for the months of October and November 2018.

Fourth Quarter Results

Loan Loss Provisions and Allowances

Loan loss provisions registered a slight increment of Ch$2.0 Bn. during this quarter, from Ch$59.3 Bn. in the 4Q17 to Ch$61.4 Bn. in the 4Q18.

The YoY increment in loan loss provisions was mainly explained by:

•                 FX impact on our USD-denominated loan loss allowances by roughly Ch$8.6 Bn. This effect was caused by a 5.6% depreciation of the Ch$ in the 4Q18 as compared to a 3.7% appreciation in the 4Q17.

•                 An increase in loan loss provisions of approximately Ch$4.9 Bn. explained by loan growth (volume and mix effects). This expansion was almost totally concentrated in the retail banking segment, given average balances increasing by 9.5% YoY.

These effects were partially offset by:

•                 Net credit quality improvement of roughly Ch$11.5 Bn., which was related to both the retail and the wholesale banking segment. In fact, the retail banking segment registered a decrease in charge-offs and higher recoveries, while the wholesale banking segment recorded an improvement in the credit condition of some specific customers.

Our ratio of loan loss provisions to average loans posted a decrease of 4 bp., from the 0.94% posted in the 4Q17 to 0.90% in the 4Q18. This figure also compares favourably to the metric reached by the industry.

On a YTD basis, our loan loss provisions recorded an increment of Ch$46.4 Bn. when compared to a year earlier, equivalent to 19.8%. This change was the result of:

•                 One-time effect of Ch$38.7 Bn. that was associated with the implementation of new group-based risk models in the 3Q18, which mostly affected the retail banking segment. This update had to do with changes in both PD and LGD, pursuant to new guidelines and methodologies developed by the Bank, which take into account local and international best practices on this matter.

•                 FX impact on our USD-denominated loan loss allowances by roughly Ch$20.9 Bn., as a consequence of a 12.7% depreciation of the Ch$ in 2018 as compared to the 8.1% appreciation in 2017

•                 Higher loan loans provisions by roughly Ch$20.6 Bn. as a result of volume and mix effects. It was focused particularly on the retail banking segment, which registered average loans increasing 7.7% as of Dec18.

However, these factors were partially counterbalanced by a net credit quality improvement of roughly Ch$33.8 Bn., which was related to both the wholesale and the retail banking segment, given the enhanced dynamism shown by the economy that resulted in improved risk profiles.

As a consequence of the mentioned factors, our ratio of loan loss provisions to average loans was 1.07% as of in 2018, which is aligned with the figure posted by the industry.

Loan Loss Provisions and Allowances

(In billions of Ch$)

	Quarters		Year End
	4Q17	4Q18	Dec-17	Dec-18
Loan Loss Allowances
Initial Allowances	-566.2	-602.0	-610.0	-558.2
Charge-offs	79.2	73.9	318.8	292.9
Sales of Loans	0.0	1.5	13.1	2.1
Provisions established, net	-71.2	-80.5	-280.1	-344.0
Final Allowances	-558.2	-607.1	-558.2	-607.1
Provisions Established	-71.2	-80.5	-280.1	-344.0
Prov. Financial Guarantees	-3.3	-0.7	-4.4	2.0
Additional Provisions	0.0	0.0	0.0	0.0
Recoveries	15.1	19.9	49.5	60.6
Loan Loss Provisions	-59.3	-61.4	-235.0	-281.4

Credit Quality Ratios
Allowances / Total loans	2.19%	2.17%	2.19%	2.17%
Allowances / Total Past Due	1.84x	1.99x	1.84x	1.99x
Provisions / Avg. Loans	0.94%	0.90%	0.93%	1.07%
Charge-offs / Avg. Loans	1.25%	1.08%	-1.26%	-1.11%
Total Past Due / Total Loans	1.19%	1.09%	1.19%	1.09%
Recoveries / Avg. Loans	0.24%	0.29%	0.20%	0.23%

Provisions / Avg. Loans

* Estimated ratio for the 4Q18, based on public data for the months of October and November 2018

Fourth Quarter Results

Operating Expenses

During the last quarter of the year, our operating expenses registered an 8.7% YoY increment, reaching Ch$220.3 Bn. When adjusting non-recurrent effects in personnel and administrative expenses our cost base would have grown by only 3.4% YoY which is in line with inflation.

Main underlying causes for this expansion were:

•                  Personnel expenses increasing Ch$12.3 Bn. As mentioned in the previous report, the change was mostly related to an increase in bonuses, as a result of collective bargaining processes among the Bank and its unions in 2018. Due to the same reason, as negotiated with our unions, there was an increase in salaries and other benefits that, in conjunction with the impact of inflation on this line-item, translated into higher expenses of nearly Ch$3.1 Bn.

•     Non-recurrent administrative expenses growing by ~Ch$7.8 Bn. in the 4Q18 as compared to the 4Q17. This amount had to do with: (i) extraordinary expenses related to the early termination of external salesforce contracts since these tasks will be internalized by the Bank, (ii) consultancy costs that pursues to enhance our risk models, (iii) reinforcement of cybersecurity infrastructure, (iv) promotional activities linked to our 125th anniversary, and (v) upgrade of ATMs’ software to improve security levels.

•                  Recurrent administrative expenses going up Ch$6.7 Bn. YoY in the 4Q18. The increment had to do with ongoing IT projects and developments intended to improve efficiency in our operations. To a lesser extent, expenses related to cybersecurity improvements and higher costs of customer notification helped to explain the increase.

These factors were partly counterbalanced by:

•                  A YoY decrease of Ch$9.9 Bn. in other operating expenses, as a result of: (i) lower other expenses caused by a drop in costs of leasing transactions, (ii) a decline in operational charge-offs and (iii) lower expenses related to assets received in lieu of payment.

Based on both the expansion of Ch$17.7 Bn. in OpEx and the increase of Ch$71.9 Bn. in revenues our efficiency improved significantly by 310 bp. YoY, from 46.6% in the 4Q17 to 43.5% in the 4Q18. This ratio continued to positively compare to the indicator the industry’s ratio.

On a YTD basis, our cost base amounted to Ch$847.7 Bn., which denotes a YoY increment of 7.4% or Ch$58.4 Bn. However, when adjusting the effect of the collective bargaining bonus and by taking into account the reimbursement of the insurance policy covering the write-off related to the incident occurred in May18 (which according to local GAAP must be accounted in other operating revenues) our OpEx would have increased only 3.3%, which is slightly above inflation. As of Dec18, main factors explaining the YoY growth were:

•                  Personnel expenses increasing 8.1% or Ch$33.2 Bn., mainly due to higher bonuses related to the completion of collective bargaining processes in 2018 and, to a lesser extent, an increment in salaries due to both the agreement reached with unions and inflation effect.

•                  A YoY rise of Ch$20.0 Bn. in administrative expenses. Approximately 60% of this amount has to do with non-recurrent items as mentioned for the 4Q18 (risk modelling, expiration of outsourcing contracts, cybersecurity architecture). The remaining amount is related to internal projects that aim to improve our efficiency and productivity in the mid-term. In this regard we can highlight the development of our new CRM, our Digital Transformation project, the upgrade and update of our Risk Architecture and the adoption of world-class cybersecurity standards.

As of Dec18, our efficiency ratio reached 45.3%, which favourable compares to 46.2% reached as of Dec17 and the industry’s ratio.

Operating Expenses

(In billions of Ch$)

	Quarters		Year End
	4Q17	4Q18	Dec-17	Dec-18
Personnel expenses	-104.3	-116.6	-409.3	-442.6
Administrative expenses	-74.6	-89.1	-311.5	-331.5
Depreciation and Amort.	-9.1	-9.8	-35.3	-37.7
Impairments	-0.2	-0.3	-0.2	-0.3
Other Oper. Expenses	-14.4	-4.5	-33.1	-35.7
Total Oper. Expenses	-202.6	-220.3	-789.3	-847.7
Additional Information
Op. Exp. / Op. Rev.	46.6%	43.5%	46.2%	45.3%
Op. Exp. / Avg. Assets	2.5%	2.5%	2.5%	2.5%
Headcount (#)	14,023	13,831	14,023	13,831
Branches (#)	399	390	399	390

Efficiency Ratio

Operating Expenses / Operating Revenues

* Estimated ratio for the 4Q18, based on public data for the months of October and November 2018

Fourth Quarter Results

Results by Business Segments

During the last quarter of the year, we registered a YoY growth of 29.1% in income before income tax. In this period, the Retail Banking Segment showed the highest contribution in terms of income before income tax by representing a 44.6% of the total amount. It was followed by the Wholesale Banking segment explaining 36.4% of the total amount. Treasury and Subsidiaries determined a 13.7% and a 5.3%, respectively.

The Retail Banking segment showed an increase in pre-tax result by reaching Ch$100.4 Bn. This increment was mainly the consequence of two opposite effects: (i) operating revenues increasing 9.1%, due to higher income from loans, demand deposits contribution and fees and commissions going up YoY, in combination with higher revenues from the UF variation given the allocation of part of the UF gap to this segment, and (ii) an increase in operating expenses, aligned with trends observed for the Bank in relation to the one-time of some personnel expenses as a result of the last collective bargaining process and agreements reached with our unions. All in all, the increase in revenues offset the YoY growth in expenses. It is also worth noting that risk expenses posted a slight improvement YoY, despite the effect of loan growth experienced by the segment.

Regarding our Wholesale Banking segment, it recorded an increase of Ch$25.4 Bn. in income before income tax, from Ch$56.5 Bn. in the 4Q17 to Ch$81.9 Bn. in the 4Q18. The positive change was principally associated with higher revenues from demand deposits, given an increase in both average balances and interest rates and, to a lesser extent, an increment in fees and commissions. In a similar fashion, the higher UF variation in the 4Q18 as compared to the 4Q17 also contributed to a greater top line in light of the portion of the UF gap allocated to the segment. In addition, this segment showed a decrease in operating expenses YoY.

Our Treasury segment recorded a significant pre-tax bottom line increment of Ch$23.4 Bn. YoY. This variation was largely influenced by the positive impact of Counterparty Value Adjustment (including both credit and debit value adjustment) for derivatives as we began to recognize the Debit Value Adjustment, in line with international accounting standards. In addition, on a YoY basis, our treasury recorded higher gains from Trading, particularly in derivatives and FX that was to some extent offset by lower income from the management of our investment portfolio.

Finally, our Subsidiaries posted a 10.5% YoY decrease in income before income tax, equivalent to Ch$1.4 Bn. While operating revenues kept at the same level posted in the 4Q17, our subsidiaries recorded a YoY increase in OpEx that was mostly associated with non-recurrent factors. In particular, the Insurance Brokerage subsidiary experienced a YoY increase of Ch$1.1 Bn. in expenses of which Ch$0.6 Bn. related to the effect of the collective bargaining process on salaries and other benefits to the staff. The remaining amount is explained by the development of a new core platform for the insurance business. The Stock Brokerage subsidiary also posted a tempered increase in OpEx in the 4Q18.

Income before Income Tax Contribution

by Business Segment (%)

Income before Income Tax

by Business Segment

(In billions of Ch$)

Loan Portfolio

The last part of the year was very positive in terms of the dynamism of our loan book. In the 4Q18, our loan portfolio achieved a YoY growth of 9.7%, which has been the highest over the last four quarters. More importantly, our total loans recorded a remarkable 3.2% QoQ advance in the 4Q18, which is equivalent to a 12.8% annual rate.

In a breakdown by products, it is important to highlight the significant boost we posted in commercial loans, which increased 10.6% YoY and 3.2% QoQ in the 4Q18. Also, consumer and residential mortgage loans have continued to display steady growth rates by increasing 10.5% YoY (3.8% QoQ) and 7.7% YoY (2.9% QoQ), respectively. The better performance of certain economic sectors was the main underlying force of loan growth revamping.

At a segment level, Retail Banking maintained a solid upward trend in loans in the 4Q18 by achieving a 10.3% YoY expansion that relied on:

•                  A YoY increase of 10.0% or Ch$1,162 Bn. in loans granted to Personal Banking customers (Upper & Middle income individuals). On a QoQ basis, the segment also posted a significant advance of 3.5%. Loan growth in this segment has benefited from the substantial rise in durable goods consumption that has grown steadily at an average estimated rate of 9.7% in 2018. This figure was backed by a spike in new car sales that increased 16% YoY in 2018 and a stable housing market. On the other hand, we have enhanced our pre-approved consumer loan program, particularly for upper and middle income customers. As a result, our balances of consumer and residential mortgage loans in this segment rose 11.8% and 7.6% YoY, respectively, in the 4Q18 (3.6% and 2.8% QoQ respectively).

•                  The dynamism of some sectors like Commerce and Hospitality (+5.1%), Agriculture (+6.1%), Transportation and Telcos (+4.1%) and Services (+3.8%) helps to explain the solid trend followed by the SMEs in 2018. Loans granted to these customers grew by 13.4% YoY and an impressive 6.0% QoQ. The demand for loans from SMEs remained solid during the whole year, according to Central Bank statistics, and we took advantage of this trend based on our deep customer knowledge and, more importantly, scoring and credit risk models we have upgraded from time to time.

The Wholesale Banking segment definitively boosted over the last two quarters of 2018. The improvement had mainly to do with the recovery experienced by private investment. After a period of sharp deceleration in 2017, gross fixed capital spending seems to be back on the upswing, particularly across certain economic sectors, by registering an estimated expansion of ~6.0% YoY in 2018. This trend was along with an upsurge in non-mining exports over the last three quarters that have also strengthened the demand for loans from corporations as revealed by the last credit survey conducted by the Central Bank.

Overall, loans granted by the Wholesale Banking segment increased 8.8% YoY or Ch$859 Bn. and a significant 2.5% or Ch$263 Bn. on a QoQ basis. The main contributions to the YoY increase were:

•                  Trade finance loans growing 32.9% or Ch$298 Bn. YoY, influenced by the dynamism of exports (particularly non-mining ones) and, to a lesser extent, by Ch$ depreciation of 12.7% YoY.

•                  Leasing loans increasing 12.5% YoY or Ch$119 Bn. in line with the YoY growth in investment in equipment and machinery at a macroeconomic level.

•                  Commercial credits rising 6.3% YoY or Ch$451 Bn. YoY, as a consequence of the previously described underlying factors.

Loans by Segment

(In Billions of Ch$ and %)

Market Share (1)

(1) Figures do not include operations of subsidiaries abroad.

Funding & Capital

Funding Structure

Our cost of funds continues to be one of the most competitive across the local banking industry, particularly in local currency (2.7% as of Nov18), as a consequence of a combination of factors, including:

•                  A market-leading position in DDAs backed by a market share of 22.9% as of Nov.18 (up 50 bps. when compared to Dec17). This figure is supported by our leadership in checking accounts held by individuals, in which we had a 27.2% share as of Nov.18. Our focus on checking account openings (+118,000 new account holders in 2018) has enabled us to remain first among local banks in DDAs by increasing year-end balances by 7.5% YoY.

•                  A solid base of retail lenders that represent 41% of our funding through DDAs and TDs. This element provides us with a stable source of funding, which is reflected by a 30-day moving average renewal rate of retail time deposits that hovers around 70%.

•                  An active presence in debt markets. In 2018, we were more cautious, particularly in overseas markets, amid a scenario of increasing interest rates. Throughout the year we placed ~USD1,580 million (mostly denominated in UF) in the local market  with average tenors of 8 years. Also, we carried out two bond placements in overseas markets by ~USD165 million

Annualized Cost of Funding by Currency (1)

(As of Nov30, 2018)

(1)  Excludes the effect of results from hedge accounting

Funding by Type of Lender

Capital Adequacy

Our equity accounted for Ch$3,304 Bn. as of Dec18, figure that represents a 6.4% YoY increase, supported by:

•                  Higher paid-in capital by nearly Ch$147.4 Bn. in connection with the capitalization of 40% of distributable earnings for the FY2017.

•                  A YoY increase of Ch$54.4 Bn. in reserves, due to the retention of an amount equal to the effect of inflation (2017) on equity. This rule should be reviewed once the subordinated debt is fully paid-off.

•                  An increment of roughly Ch$27.8 Bn. in year-to-date net income, net of provisions for minimum dividends.

These factors offset the drop of Ch$31.2 Bn. in other equity accounts. Nearly Ch$8.6 Bn. of this amount was explained by negative AFS marking-to-market, given higher in credit spreads, while the remaining amount had to do with negative fair value adjustments in hedge accounting derivatives due to lower UF rates and higher foreign rates.

From the capital adequacy standpoint, the expansion experienced by our balance sheet in 2018, particularly in terms of loans, resulted in a tempered decrease of capital ratios. Actually, the BIS ratio fell 63 bps. to reach 13.9% while our Tier1 decreased 34 bps. both as of Dec18. Nevertheless, all of our ratios remained well above the current regulatory thresholds.

In Oct18 the Chilean Congress passed the New General Banking Act that, among other topics, establishes minimum capital requirements for banks, including: (i) CET1 above 4.5% of RWA, (ii) T1 = CET1 + AT1 > 6.0% of RWA, (iii) Tier1+Tier2 > 8.0% of RWA, (iv) Conservation Buffer of 2.5% of RWA, (v) potential Countercyclical Buffer of up to 2.5% of RWA, (vi) potential D-SIB Buffer between 1.0% and 3.5% of RWA, and (vii) potential Pillar II Buffer of up to 4.0% of RWA.

Thresholds should be fully in place once the new framework goes effective (18 months after the creation of the new regulator), whereas the buffers will be phased-in in a four-year period starting that date. We firmly believe that our current adequacy levels provide us with a solid basis to face new capital requirements.

Capital Adequacy Ratios

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters						Year Ended
	4Q17	3Q18	4Q18	4Q18	% Change		Dec-17	Dec-18	Dec-18	% Change
	MCh$	MCh$	MCh$	MUS$	4Q18/4Q17	4Q18/3Q18	MCh$	MCh$	MUS$	Dec-18/Dec-17
Interest revenue and expense
Interest revenue	479,872	508,361	525,359	757.4	9.5%	3.3%	1,881,443	1,999,551	2,882.9	6.3%
Interest expense	(160,998)	(175,449)	(185,890)	(268.0)	15.5%	6.0%	(652,005)	(679,640)	(979.9)	4.2%
Net interest income	318,874	332,912	339,469	489.4	6.5%	2.0%	1,229,438	1,319,911	1,903.0	7.4%
Fees and commissions
Income from fees and commissions	121,148	127,400	128,516	185.3	6.1%	0.9%	471,702	505,114	728.2	7.1%
Expenses from fees and commissions	(34,674)	(35,604)	(39,581)	(57.1)	14.2%	11.2%	(124,028)	(145,159)	(209.3)	17.0%
Net fees and commissions income	86,474	91,796	88,935	128.2	2.8%	(3.1) %	347,674	359,955	519.0	3.5%
Net Financial Operating Income	(32,136)	4,437	83,278	120.1	-	1,776.9%	(8,250)	139,856	201.6	-
Foreign exchange transactions, net	50,758	19,758	(24,330)	(35.1)	-	-	104,875	2,701	3.9	(97.4) %
Other operating income	10,326	15,932	18,864	27.2	82.7%	18.4%	35,533	50,860	73.3	43.1%
Total Operating Revenues	434,296	464,835	506,216	729.8	16.6%	8.9%	1,709,270	1,873,283	2,700.8	9.6%
Provisions for loan losses	(59,319)	(95,302)	(61,353)	(88.5)	3.4%	(35.6) %	(234,982)	(281,410)	(405.7)	19.8%
Operating revenues, net of provisions for loan losses	374,977	369,533	444,863	641.4	18.6%	20.4%	1,474,288	1,591,873	2,295.1	8.0%
Operating expenses
Personnel expenses	(104,252)	(116,111)	(116,568)	(168.1)	11.8%	0.4%	(409,331)	(442,577)	(638.1)	8.1%
Administrative expenses	(74,628)	(80,228)	(89,076)	(128.4)	19.4%	11.0%	(311,455)	(331,477)	(477.9)	6.4%
Depreciation and amortization	(9,071)	(9,432)	(9,778)	(14.1)	7.8%	3.7%	(35,251)	(37,681)	(54.3)	6.9%
Impairments	(165)	(7)	(316)	(0.5)	91.5%	4,414.3%	(166)	(334)	(0.5)	101.2%
Other operating expenses	(14,424)	(5,810)	(4,519)	(6.5)	(68.7) %	(22.2) %	(33,095)	(35,655)	(51.4)	7.7%
Total operating expenses	(202,540)	(211,588)	(220,257)	(317.6)	8.7%	4.1%	(789,298)	(847,724)	(1,222.2)	7.4%
Net operating income	172,437	157,945	224,606	323.8	30.3%	42.2%	684,990	744,149	1,072.9	8.6%
Income attributable to affiliates	1,717	2,808	299	0.4	(82.6) %	(89.4) %	6,057	7,255	10.5	19.8%
Income before income tax	174,154	160,753	224,905	324.3	29.1%	39.9%	691,047	751,404	1,083.3	8.7%
Income tax	(31,802)	(32,616)	(63,383)	(91.4)	99.3%	94.3%	(115,034)	(156,531)	(225.7)	36.1%
Net Income for the period	142,352	128,137	161,522	232.9	13.5%	26.1%	576,013	594,873	857.7	3.3%
Non-Controlling interest	-	1	-	-	-	-	1	1	-	-
Net Income attributable to bank’s owners	142,352	128,136	161,522	232.9	13.5%	26.1%	576,012	594,872	857.7	3.3%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$693.6 per US$1.00 as of December 31, 2018. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

ASSETS	Dec-17	Sep-18	Dec-18	Dec-18	% Change
	MCh$	MCh$	MCh$	MUS$	Dec-18/Dec-17	Dec-18/Sep-18
Cash and due from banks	1,057,393	1,025,555	880,081	1,268.9	(16.8) %	(14.2) %
Transactions in the course of collection	521,809	621,850	580,333	836.7	11.2%	(6.7) %
Financial Assets held-for-trading	1,616,647	1,806,340	1,745,366	2,516.4	8.0%	(3.4) %
Receivables from repurchase agreements and security borrowings	91,641	72,371	97,289	140.3	6.2%	34.4%
Derivate instruments	1,247,829	1,213,523	1,513,947	2,182.8	21.3%	24.8%
Loans and advances to Banks	759,702	1,348,672	1,494,307	2,154.4	96.7%	10.8%
Loans to customers, net
Commercial loans	13,953,113	14,952,662	15,430,492	22,247.0	10.6%	3.2%
Residential mortgage loans	7,473,006	7,822,721	8,047,708	11,602.8	7.7%	2.9%
Consumer loans	4,013,416	4,272,336	4,436,122	6,395.8	10.5%	3.8%
Loans to customers	25,439,535	27,047,719	27,914,322	40,245.6	9.7%	3.2%
Allowances for loan losses	(558,182)	(601,970)	(607,099)	(875.3)	8.8%	0.9%
Total loans to customers, net	24,881,353	26,445,749	27,307,223	39,370.3	9.7%	3.3%
Financial Assets Available-for-Sale	1,516,063	1,350,726	1,043,440	1,504.4	(31.2) %	(22.7) %
Financial Assets Held-to-maturity	-	-	-	-	-	-
Investments in other companies	38,041	44,366	44,561	64.3	17.1%	0.4%
Intangible assets	39,045	48,394	52,061	75.1	33.3%	7.6%
Property and Equipment	216,259	216,399	215,872	311.2	(0.2) %	(0.2) %
Current tax assets	23,032	12,602	677	1.0	(97.1) %	(94.6) %
Deferred tax assets	267,400	267,584	277,922	400.7	3.9%	3.9%
Other assets	547,974	610,750	673,380	970.8	22.9%	10.3%
Total Assets	32,824,188	35,084,881	35,926,459	51,797.1	9.5%	2.4%
LIABILITIES & EQUITY	Dec-17	Sep-18	Dec-18	Dec-18	% Change
	MCh$	MCh$	MCh$	MUS$	Dec-18/Dec-17	Dec-18/Sep-18
Liabilities
Current accounts and other demand deposits	8,915,706	9,030,897	9,584,488	13,818.5	7.5%	6.1%
Transactions in the course of payment	295,712	492,955	335,575	483.8	13.5%	(31.9) %
Payables from repurchase agreements and security lending	195,392	452,807	303,820	438.0	55.5%	(32.9) %
Saving accounts and time deposits	10,067,778	11,006,655	10,656,174	15,363.6	5.8%	(3.2) %
Derivate instruments	1,414,237	1,333,008	1,528,357	2,203.5	8.1%	14.7%
Borrowings from financial institutions	1,195,028	1,215,836	1,516,759	2,186.8	26.9%	24.8%
Debt issued	6,488,975	7,220,113	7,475,552	10,777.9	15.2%	3.5%
Other financial obligations	137,163	119,964	118,014	170.1	(14.0) %	(1.6) %
Current tax liabilities	3,453	1,440	20,924	30.2	506.0%	1,353.1%
Deferred tax liabilities	-	-	-	0.0	-	-
Provisions	695,868	575,796	670,119	966.1	(3.7) %	16.4%
Other liabilities	309,161	411,887	412,524	594.8	33.4%	0.2%
Total liabilities	29,718,473	31,861,358	32,622,306	47,033.3	9.8%	2.4%
Equity of the Bank’s owners
Capital	2,271,401	2,418,833	2,418,833	3,487.4	6.5%	0.0%
Reserves	563,188	617,689	617,597	890.4	9.7%	(0.0) %
Other comprehensive income	(8,040)	(42,545)	(39,222)	(56.5)	387.8%	(7.8) %
Retained earnings from previous periods	16,060	17,481	17,481	25.2	8.8%	0.0%
Income for the period	576,012	433,350	594,872	857.7	3.3%	37.3%
Provisions for minimum dividends	(312,907)	(221,286)	(305,409)	(440.3)	(2.4) %	38.0%
Non-Controlling Interest	1	1	1	0.00	0.0%	0.0%
Total equity	3,105,715	3,223,523	3,304,153	4,763.8	6.4%	2.5%
Total Liabilities & Equity	32,824,188	35,084,881	35,926,459	51,797.1	9.5%	2.4%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$693.6 per US$1.00 as of December 31, 2018. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and annualized percentages (%), unless otherwise stated)

Key Performance Ratios	Quarter			Year Ended
	4Q17	3Q18	4Q18	Dec-17	Sep-18	Dec-18
Earnings per Share (1) (2)
Net income per Share (Ch$)	1.43	1.27	1.60	5.79	4.29	5.89
Net income per ADS (Ch$)	286.30	253.69	319.79	1,158.46	857.97	1,177.77
Net income per ADS (US$)	0.47	0.39	0.46	1.88	1.31	1.70
Book value per Share (Ch$)	31.23	31.91	32.71	31.23	31.91	32.71
Shares outstanding (Millions)	99,444	101,017	101,017	99,444	101,017	101,017
Profitability Ratios (3)(4)
Net Interest Margin	4.37%	4.37%	4.36%	4.24%	4.37%	4.36%
Net Financial Margin	4.63%	4.68%	5.11%	4.58%	4.74%	4.83%
Fees & Comm. / Avg. Interest Earnings Assets	1.19%	1.20%	1.14%	1.20%	1.21%	1.19%
Operating Revs. / Avg. Interest Earnings Assets	5.95%	6.10%	6.49%	5.90%	6.09%	6.19%
Return on Average Total Assets	1.77%	1.48%	1.82%	1.80%	1.71%	1.74%
Return on Average Equity	18.56%	16.02%	19.80%	19.30%	18.31%	18.70%
Capital Ratios
Equity / Total Assets	9.46%	9.19%	9.20%	9.46%	9.19%	9.20%
Tier I (Basic Capital) / Total Assets	8.39%	8.23%	8.26%	8.39%	8.23%	8.26%
Tier I (Basic Capital) / Risk-Wighted Assets	11.47%	11.25%	11.13%	11.47%	11.25%	11.13%
Total Capital / Risk- Weighted Assets	14.54%	14.11%	13.91%	14.54%	14.11%	13.91%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.19%	1.15%	1.09%	1.19%	1.15%	1.09%
Allowance for Loan Losses / Total Past Due	184.47%	193.98%	198.70%	184.47%	193.98%	198.70%
Impaired Loans / Total Loans to Customers	3.02%	2.84%	2.81%	3.02%	2.84%	2.81%
Loan Loss Allowances / Impaired Loans	72.60%	78.25%	77.33%	72.60%	78.25%	77.33%
Loan Loss Allowances / Total Loans to Customers	2.19%	2.23%	2.17%	2.19%	2.23%	2.17%
Loan Loss Provisions / Avg. Loans to Customers (4)	0.94%	1.43%	0.90%	0.93%	1.13%	1.07%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	46.64%	45.52%	43.51%	46.18%	45.90%	45.25%
Operating Expenses / Average Total Assets (3) (4)	2.52%	2.45%	2.48%	2.47%	2.47%	2.48%
Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	29,188,577	30,493,307	31,176,868	28,974,437	29,939,555	30,248,884
Avg. Assets (million Ch$)	32,210,540	34,583,613	35,469,545	32,019,739	33,827,823	34,238,254
Avg. Equity (million Ch$)	3,067,821	3,198,518	3,262,531	2,985,030	3,154,922	3,181,824
Avg. Loans to customers (million Ch$)	25,324,467	26,617,361	27,408,664	25,359,287	26,021,116	26,368,003
Avg. Interest Bearing Liabilities (million Ch$)	17,931,136	18,939,317	19,583,989	18,091,393	18,490,326	18,763,742
Risk-Weighted Assets (Million Ch$)	27,068,339	28,660,422	29,695,298	27,068,339	28,660,422	29,695,298
Additional Data
Exchange rate (Ch$/US$)	615.43	656.83	693.60	615.43	656.83	693.60
Employees (#)	14,023	13,827	13,831	14,023	13,827	13,831
Branches (#)	399	391	390	399	391	390
Notes

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$693.6 per US$1.00 as of December 31, 2018. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•    Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised.

•    Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS 9 “Financial instruments” allowances for loan losses should be calculated on a discounted basis under the “expected credit loss” model that focuses on the risk that an asset will default rather than whether a loss has actually been incurred or not.

•    Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS these assets are not written off unless impaired.

•    Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 60% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•      changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•      changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•      unexpected developments in certain existing litigation;

•      increased costs;

•      unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Pablo Mejía Head of Investor Relations Investor Relations | Banco de Chile Phone Nr. (56-2) 2653.3554 Email: pmejiar@bancochile.cl	Daniel Galarce Head of Financial Control Financial Control Area | Banco de Chile Phone Nr. (56-2) 2653.0667 Email: dgalarce@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30th, 2019

Banco de Chile

/S/ Eduardo Ebensperger O.
By:	Eduardo Ebensperger O. CEO